UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 16, 2020

THE HOME DEPOT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-8207	95-3261426
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2455 Paces Ferry Road, Atlanta, Georgia 30339

(Address of Principal Executive Offices) (Zip Code)

(770) 433-8211

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 Par Value Per Share	HD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On November 15, 2020, The Home Depot, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HD Supply Holdings, Inc., a Delaware corporation, and Coronado Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company. On November 16, 2020, the Company issued a press release announcing entry into the Merger Agreement, which press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.

Pursuant to General Instruction B.2. to Form 8-K, the information set forth in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 9.01.	Financial Statements and Exhibits.

Exhibit	Description

99.1	Press Release of The Home Depot, Inc.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME DEPOT, INC.

Date: November 15, 2020	By:	/s/ Richard V. McPhail
	Name:	Richard V. McPhail
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit 99.1

The Home Depot Announces Agreement to Acquire HD Supply Holdings, Inc.

Acquisition to Accelerate Sales Growth; Expected to be Accretive to

Earnings Per Share in 2021

ATLANTA, Nov. 16, 2020 — The Home Depot®, the world’s largest home improvement retailer, today announced it has entered into a definitive agreement to acquire HD Supply Holdings, Inc., a leading national distributor of maintenance, repair and operations (MRO) products in the multifamily and hospitality end markets. The acquisition is expected to position The Home Depot as a premier provider in the MRO marketplace.

“The MRO customer is highly valued by The Home Depot, and this acquisition will position the company to accelerate sales growth by better serving both existing and new customers in a highly fragmented $55 billion marketplace,” said Craig Menear, chairman and CEO of The Home Depot. “HD Supply complements our existing MRO business with a robust product offering and value-added service capabilities, an experienced salesforce that enhances the strong team we have in place, as well as an extensive, MRO-specific distribution network throughout the U.S. and Canada.”

“We’re thrilled that our associates are joining the Home Depot team and that our customers will be able to benefit from a broader product assortment, expanded delivery options and enhanced services nationally,” said Joe DeAngelo, chairman and CEO, HD Supply. “We are confident that this will position both The Home Depot and HD Supply for continued growth and success in the MRO distribution space.”

Under the terms of the merger agreement, a subsidiary of The Home Depot will commence a cash tender offer to purchase all outstanding shares of HD Supply common stock for $56 per share, for a total enterprise value (including net cash) of approximately $8 billion. The closing of the tender offer is subject to customary closing conditions, including regulatory approvals and the tender of a majority of the shares of HD Supply common stock then outstanding (on a fully diluted basis) and is expected to be completed during The Home Depot’s fiscal fourth quarter, which ends on January 31, 2021. The transaction is expected to be funded through cash on hand and debt.

“We plan to access the debt capital markets to raise incremental indebtedness in support of this acquisition. We also expect the transaction to be accretive to earnings in fiscal 2021, with potential for significant shareholder value creation over the longer term,” said Richard McPhail, executive vice president and CFO.

The Company will hold its third quarter 2020 earnings conference call on Tuesday, November 17, at 9 a.m. ET.

Advisors

J.P. Morgan Securities LLC served as exclusive financial advisor, and Wachtell, Lipton, Rosen & Katz served as legal counsel to The Home Depot in connection with the transaction.

About The Home Depot

The Home Depot is the world’s largest home improvement specialty retailer, with 2,295 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, Guam, 10 Canadian provinces and Mexico. In fiscal 2019, The Home Depot had sales of $110.2 billion and earnings of $11.2 billion. The Company employs more than 400,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index.

About HD Supply

HD Supply (NASDAQ: HDS) is one of the largest wholesale distributors in North America. The company provides a broad range of products and value-add services to approximately 300,000 customers with leadership positions in the living space maintenance, repair and operations sector. Through approximately 44 distribution centers, across 25 states and two Canadian provinces, the company’s approximately 5,500 associates provide localized, customer-tailored products, services and expertise. For more information, visit www.hdsupply.com.

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Certain statements contained herein constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may relate to, among other things, the proposed acquisition of HD Supply that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements (the “potential acquisition”); statements about the potential benefits of the potential acquisition; HD Supply’s plans, objectives, expectations and intentions; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of HD Supply’s stockholders will tender their shares in the tender offer and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the potential acquisition on the market price of our or HD Supply’s common stock, credit ratings or operating results; significant costs associated with the potential acquisition; unknown liabilities; the risk of litigation and/or regulatory actions related to the potential acquisition; the impact on our business, operations and financial results of the COVID-19 pandemic (which, among other things, may affect many of the items listed below); the demand for our products and services; net sales growth; comparable sales; effects of competition; implementation of store, interconnected retail, supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the housing and home improvement markets; state of the credit markets, including mortgages, home equity loans and consumer credit; impact of tariffs; issues related to the payment methods we accept; demand for credit offerings; management of relationships with our associates, suppliers and vendors; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place and other governmental orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, the Company’s products or services; continuation of share repurchase programs; net earnings performance; earnings per share; dividend targets; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; store openings and closures; guidance for fiscal 2020 and beyond; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions. Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond our control, dependent on the actions of third parties, or are currently unknown to us – as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Item 1A, “Risk Factors,” and elsewhere in our Annual Report on Form 10-K for our fiscal year ended February 2, 2020 and our Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2020.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

The tender offer referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that The Home Depot and its acquisition subsidiary will file with the SEC. The solicitation and offer to buy HD Supply stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, The Home Depot and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter HD Supply will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HD SUPPLY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HD SUPPLY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HD Supply stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting The Home Depot or HD Supply. Copies of the documents filed with the SEC by HD Supply will be available free of charge on HD Supply’s internet website at https://ir.hdsupply.com/investors or by contacting HD Supply’s Investor Relations Department at (770) 852-9100. Copies of the documents filed with the SEC by The Home Depot will be available free of charge on The Home Depot’s internet website at https://ir.homedepot.com/ or by contacting The Home Depot’s Investor Relations Department at (770) 384-2871.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, The Home Depot and HD Supply each file annual, quarterly and current reports and other information with the SEC. The Home Depot and HD Supply’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

For more information, contact:

Financial Community

Isabel Janci

Vice President of Investor Relations and Treasurer

770-384-2666

isabel_janci@homedepot.com

News Media

Sara Gorman

Senior Director, Corporate Communications

470-332-2367

sara_gorman@homedepot.com